FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April, 2016

Commission File Number: 001-09531

Telefónica, S.A.

(Translation of registrant’s name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,

28050 Madrid, Spain

3491-482 87 00

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

Item		Sequential Page Number
1.	Telefónica –TEF - Changes in the Board of Directors	2

RAMIRO SÁNCHEZ DE LERÍN GARCÍA-OVIES

General Secretary and

Secretary to the Board of Directors

TELEFÓNICA, S.A.

TELEFÓNICA, S.A. (hereinafter “Telefónica”), as provided in article 228 of the Spanish Stock Market Act (Ley del Mercado de Valores), hereby reports the following

SIGNIFICANT EVENT

Telefonica’s Board of Directors, at its meeting held today, has resolved to adopt the following resolutions in connection with the composition of the Board of Directors of Telefónica, S.A. and its Committees:

•	To take formal note and record the voluntary resignation presented to their respective positions as members of the Board of Directors of Telefónica, S.A. by Mr. Carlos Colomer Casellas, Mr. Alfonso Ferrari Herrero, Mr. José Fernando de Almansa Moreno-Barreda and Mr. Santiago Fernández Valbuena acknowledging many years of work and collaboration with the Telefónica Group and, in particular, for the services rendered during their tenures.

•	Likewise and in other to cover the abovementioned vacant positions, to appoint by co-optation, Ms. Sabina Fluxà Thienenmann, Mr. José Javier Echenique Landiribar, Mr. Peter Löscher and Mr. Juan Ignacio Cirac as Independent Directors, upon the proposal of the Nominating, Compensation and Corporate Governance Committee. Moreover, their ratification and appointment has been proposed, as Independent Directors of Telefónica, S.A. to the next General Shareholders Meeting.

•	With the abstention of the Executive Chairman and on a proposal of the Nominating, Compensation and Corporate Governance Committee, to appoint as Coordinating Independent Director (“Lead Director”), Mr. Francisco Javier de Paz Mancho.

•	Moreover, it has agreed to appoint: (i) member of the Executive Commission the Independent Director Mr. José Javier Echenique Landiribar; (ii) Chairman of the Audit and Control Committee, Independent Director Mr. José Javier Echenique Landiribar; (iii) member and Chairman of the Nominating, Compensation and Corporate Governance Committee, Independent Director Mr. Francisco Javier de Paz Mancho.

Madrid April 8, 2016.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.

Date: April 8, 2016	By:	/s/ Ramiro Sánchez de Lerín García-Ovies
	Name:	Ramiro Sánchez de Lerín García-Ovies
	Title:	General Secretary and Secretary to the Board of Directors